Effective May 6, 2011, the T. Rowe Price U.S. Bond Index Fund was renamed the T. Rowe Price U.S. Bond Enhanced Index Fund and its investment objective was revised in order to reflect a more active management style.

The Inspectors reported that of a total of 51,321,694.425 shares entitled to vote, the votes of 26,629,032.679 shares represented by proxy, or 88.693% of the shares present at the meeting and voting, had been cast for approval of the proposal; 3,099,394.755 shares, or 10.323% of the shares present at the meeting and voting, had been cast against approval; and 295,259.705 of the shares had abstained.

The Combined Proxy Statement and Prospectus is available on the SEC's website under Form 497--Definitive Materials filed on May 25, 2011.